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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO.1)*


                              musicmaker.com, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    62757C108
                       ---------------------------------
                                 (CUSIP Number)

                                December 6, 2000
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ] Rule 13d-1(b)

        [ ] Rule 13d-1(c)

        [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 pages


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1.  Name of Reporting Persons:

I.R.S. Identification Nos. of above persons (entities only).
Virgin Holdings, Inc.
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2.  Check the Appropriate Box if a Member of a Group (See Instructions)
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    (a)
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    (b)   X
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3.  SEC Use Only
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4.  Citizenship or Place of Organization:  Delaware
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Number of Shares      5.  Sole Voting Power  0
Beneficially Owned    ----------------------------------------------------------
By Each Reporting
Person With           6.  Shared Voting Power  0
                      ----------------------------------------------------------

                      7.  Sole Dispositive Power  0
                      ----------------------------------------------------------

                      8.  Shared Dispositive Power  0
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9.  Aggregate Amount Beneficially Owned by Each Reporting Person   0
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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)
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11. Percent of Class Represented by Amount in Row (9)  0
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12. Type of Reporting Person (See Instructions)  CO
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ITEM 1.

        (a) Name of Issuer

               musicmaker.com, Inc.

        (b) Address of Issuer's Principal Executive Offices

               1740 Broadway
               23rd Floor
               New York, NY 10019

ITEM 2.

        (a) Name of Person Filing

               Virgin Holdings, Inc.

        (b) Address of Principal Business Office or, if none, Residence

               338 North Foothill Road
               Beverly Hills, CA  90210

        (c) Citizenship

               Delaware

        (d) Title of Class of Securities

               Common Stock, par value $.01 per share

        (e) CUSIP Number

               62757C108

ITEM 3. Not Applicable

ITEM 4. OWNERSHIP

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)     Amount beneficially owned: 0

        (b)     Percent of class: 0

        (c)     Number of shares as to which the person has:

                (i)     Sole power to vote or to direct the vote 0.

                (ii)    Shared power to vote or to direct the vote 0.

                (iii)   Sole power to dispose or to direct the disposition of 0.

                (iv) Shares power to dispose or to direct the disposition of 0.

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d-3(d)(1).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X]


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ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not Applicable

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        Not Applicable

ITEM 10. CERTIFICATION

        Not Applicable


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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        January 1, 2001
                                   -------------------------------
                                               Date

                                   VIRGIN HOLDINGS, INC.

                                   By: JAY A. SAMIT
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                                       Signature


                                   By: Jay A. Samit, Vice President
                                       -------------------------------
                                       Name/Title


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